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03037515

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Global Direct

*CURRENT ADDRESS

**FORMER NAME

PROCESSED
NOV 25 2003
THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 5084 FISCAL YEAR 5-31-03

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☑
12G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 11/18/03

82-3089

03 NOV 14 AM 7:21

GLOBEL
DIRECT

ARIS
5-31-03

Globel Direct, inc.

Annual Report

Year ended May 31, 2003

82-5089

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the audited consolidated financial statements of the Company for the year ended May 31, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

During its fourth quarter, Globel Direct completed a conversion of $900,000 of convertible debentures, conversion of $480,000 of shareholder loans, and sold new common shares thru a private placement in the amount of $620,000, for a total increase to share capital of $2,000,000.

Revenue

Revenue in 2003 fell by 20% to $19.1 million compared to $23.7 million in 2002. The decrease results from sales declines in Canadian direct marketing services and domestic direct mail operations as customers deferred spending decisions as a result of current macroeconomic and geopolitical conditions, as well as the Company's decision to exit unprofitable business.

Expenses

Expenses in fiscal 2003 were $19.3 million compared to $25.5 million in 2002, a decrease of 25%. Production expenses decreased to $12.2 million in 2003 from $15.7 million in 2002 yielding a gross margin of 36% as compared to 34% in 2002 as a result of managements focus on cost containment & focus on restoring profitability.

Administration, selling and marketing expenses decreased to a combined total of $7.1 million in 2003 from $9.9 million in 2002 which was a decrease of 5% as a percentage of revenues over the prior year resulting from diligent expense management. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest and Amortization and other:

Interest increased by $2.2 million to $2.8 million from $0.6 million in the prior year, due to the Company's high borrowing cost on its debt structure, and the recognition of $1.6 million in interest expense from it's $3,000,000 convertible debenture which did not convert to equity by its due date. Management is currently working towards restructuring the debenture.

Amortization decreased by $0.4 million to $1.0 million from $1.4 million in the prior year due to its lower asset base as a result of declining balance method used to calculate its amortization expense.

Restructuring costs of $1.1 million included a settlement agreement with a leasing partner, arising from the exit of it's Toronto premises resulting in an expense of $0.3 million, reclassification of $0.4 million of aged accounts payable, which management believes will not be paid, and $0.4 million of other restructuring expenses related to the downsizing of its labour force and other bank charges due to it's exit from its former operating line of credit, none of which are directly attributable to the current years operations.

Income Taxes

Current income taxes were calculated to be nil for 2003 as compared with a recovery position of $0.4 million in 2002. Globel currently has approximately $5.5 million in aggregate non-capital losses, which commence to expire commencing 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and capital leases) was in a deficit position of $1.5 million at the end of Fiscal 2003, compared with a deficit position of $0.8 million of working capital at the end of 2002, yielding a working capital ratio of .76 versus .88 from a year earlier. The decrease in working capital is attributable to the ongoing restructuring expenses the company has been incurring.

Globel Direct repaid its operating line of credit with TD Bank in the amount of $1.9 million during its first three quarters, successfully repaying TD in its entirety by the end of December, 2002, out of operating cash flows and new funding received through factoring of the Company's Accounts Receivable.

The Company entered into a new lending arrangement with Express Commercial Services (ECS) during its first quarter. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of the fiscal year the amount currently owed to ECS was $1.1 million.

The Company converted a convertible debenture in the current year in the amount of $900,000 in exchange for 7.5 million common shares at a price of $0.12 each.

The Company also converted shareholder loans in the amount of $480,000 for 4.0 million common shares at a price of $0.12 each.

Globel Direct sold additional common shares during the year resulting in new cash raised of $620,000 in exchange for 5,166,666 common shares at $0.12 each.

Globel Direct successfully entered into a settlement agreement with a leasing partner regarding the exit of leased premises resulting in an expense of $340,000. This agreement requires the Company to pay, without interest, $340,000 in equal monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend on its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It may be necessary for the Company to raise additional funds to support growth in these areas.

Outlook

Fiscal year 2004 is expected to be similar to Fiscal 2003 in revenue levels, however is expected to show continued improvement to it's profit margins. The Company is continuing with its cost cutting measures to manage its costs against expected revenue levels to achieve profitability.

82-5084

GLOBEL DIRECT

Management's Report

The consolidated financial statements for Globel Direct, inc. were prepared by management within acceptable limits of materiality and are in accordance with accounting principles generally accepted in Canada.

The consolidated financial statements have been prepared by management in accordance with the accounting policies as described in the notes to the consolidated financial statements. Timely release of financial information sometimes necessitates the use of estimates when transactions affecting the current accounting period cannot be finalized until future periods. When necessary, such estimates are based on informed judgments made by management.

Management has designed and maintains an appropriate system of internal controls to provide reasonable assurance that all assets are safeguarded and financial reports properly maintained to facilitate the preparation of consolidated financial statements for reporting purposes.

Grant Thornton LLP, an independent firm of Chartered Accountants appointed by the shareholders, have conducted an examination of the corporate and accounting records in order to express their opinion on the consolidated financial statements. The Board of Directors has approved the consolidated financial statements on the recommendation of the Audit Committee.

(Signed) "J.R. Richardson"

J.R. Richardson
President & Chief Executive Officer

(Signed) "Leslie Byle"

Leslie Byle
Chief Financial Officer

Auditors' Report

To the Shareholders of
Globel Direct, Inc.

We have audited the consolidated balance sheet of **Globel Direct, Inc.** at May 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at May 31, 2003 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

The consolidated financial statements as at May 31, 2002 and for the year then ended, prior to adjustments for unrecorded amounts described in note 2, were audited by another firm of chartered accountants who expressed an unqualified opinion on these statements in their report dated December 17, 2002. We have audited the adjustments to the May 31, 2002 financial statements and, in our opinion, such adjustments are appropriate and have been properly applied in all material respects.

(Signed) "Grant Thornton LLP"

Calgary, Alberta
October 17, 2003

Chartered Accountants

02-3089

Globel Direct, Inc.
Consolidated Balance Sheet

May 31	2003	2002 (Restated Note 2)
Assets		
Current		
Cash and cash equivalents	**$ 163,211**	$ 400,937
Accounts receivable	**3,873,211**	4,216,066
Inventory	**246,733**	586,868
Deposits and prepaid expenses	**414,705**	663,526
Income taxes recoverable	**35,274**	389,789
	4,733,134	6,257,186
Capital assets (Note 5)	**3,413,745**	4,176,932
Investments at cost	**24,471**	24,471
	$ 8,171,350	$ 10,458,589
Liabilities		
Current		
Factor line of credit (Note 6)	**$ 1,125,966**	$ -
Bank indebtedness (Note 7)	**-**	1,913,980
Payables and accruals	**4,036,574**	3,737,660
Postage advances	**1,046,504**	1,409,511
Due to shareholder	**45,000**	50,000
	6,254,044	7,111,151
Current portion of long-term debt (Note 8)	**1,144,285**	764,056
Convertible debentures (Note 9)	**4,600,000**	-
Obligation under capital leases	**-**	7,007
	11,998,329	7,882,214
Convertible debentures (Note 9)	**-**	3,797,725
Due to affiliate	**75,000**	75,000
Long-term debt (Note 8)	**1,715,892**	1,253,115
	13,789,221	13,008,054
Shareholders' Deficiency		
Share capital (Note 11)	**5,733,347**	3,686,443
Equity component of convertible debentures	**-**	113,000
Contributed surplus (Note 12b)	**62,914**	-
Deficit	**(11,414,132)**	(6,348,908)
	(5,617,871)	(2,549,465)
	$ 8,171,350	$ 10,458,589

Nature and continuance of operations (Note 1) and Commitments (Note 14)

On behalf of the Board

(Signed) "R. David Webster" Director **(Signed) "Daryl H. Gilbert"** Director

See accompanying notes to the consolidated financial statements.

Globel Direct, Inc.
Consolidated Statements of Loss and Deficit

Year Ended May 31	2003	2002 (Restated Note 2)
Revenue	**$ 19,059,154**	$ 23,712,595
Expenses		
Production	**12,208,275**	15,681,615
Administration	**5,560,069**	7,837,128
Selling and marketing	**1,508,788**	2,070,805
	19,277,132	25,589,548
Loss from operations	**(217,978)**	(1,876,953)
Interest expense - current	**735,534**	331,001
- long-term	**2,018,023**	296,699
Amortization	**1,016,760**	1,421,134
Restructuring costs	**1,076,929**	385,000
Write-down of capital assets	**-**	520,342
Loss before the undernoted	**(5,065,224)**	(4,831,129)
Income tax expense (recovery) (Note 10)		
Current	**-**	(454,765)
Future	**-**	(558,322)
	-	(1,013,087)
Goodwill write-down	**-**	3,178,423
Net loss	**$ (5,065,224)**	$ (6,996,465)
(Deficit) retained earnings, beginning of year	**$ (6,348,908)**	$ 761,325
Net loss	**(5,065,224)**	(6,996,465)
Premium and redemption	**-**	(33,646)
Accretion on equity component of convertible debenture net of tax effect	**-**	(80,122)
Deficit, end of year	**$ (11,414,132)**	$ (6,348,908)
Basic loss per common share (Note 11e)	**$ (0.27)**	$ (0.41)

See accompanying notes to the consolidated financial statements.

Globel Direct, Inc.
Consolidated Statement of Cash Flows

Year Ended May 31	2003	2002 (Restated Note 2)
Increase (decrease) in cash and cash equivalents		
Operating		
Net loss	**$ (5,065,224)**	$ (6,996,465)
Goodwill write-down	**-**	3,178,423
Amortization	**1,016,760**	1,421,134
Future income taxes	**-**	(558,322)
Gain on disposal of capital assets	**(16,324)**	-
Write-down of capital assets	**-**	520,342
Other	**48,082**	42,771
Interest accretion on convertible debt	**-**	179,634
Interest converted to shares	**65,043**	-
	(3,951,663)	(2,212,483)
Changes in non-cash operating working capital (Note 13)	**1,222,233**	3,053,700
	(2,729,430)	841,217
Financing		
Proceeds from factor line of credit, net	**1,125,966**	-
Proceeds from convertible debenture	**-**	900,000
Repayment of bank indebtedness, net	**(1,913,980)**	(586,020)
Proceeds from long-term debt	**5,148,137**	751,851
Repayment of long-term debt	**(2,235,856)**	(246,943)
Redemption of preferred shares	**-**	(57,739)
Repayment of (proceeds from) shareholder	**(5,000)**	125,000
Repayments of obligations under capital lease	**(7,007)**	(10,961)
Issuance of common shares, net of issue costs	**601,861**	(4,406)
	2,714,121	870,782
Investing		
Proceeds on sale of capital assets	**23,740**	35,575
Purchase of capital assets	**(246,157)**	(773,965)
	(222,417)	(738,390)
Net (decrease) increase in cash and cash equivalents	**(237,726)**	973,609
Cash and cash equivalents (bank indebtedness), Beginning of year	**400,937**	(572,672)
End of year	**$ 163,211**	$ 400,937

See accompanying notes to the consolidated financial statements.

1. *Nature and continuance of operations*

The Company is in the business of providing marketing, telecommunication and printing services.

At May 31, 2003, the Company has a working capital deficiency of $7,265,195 (2002 - $1,625,028), a deficit of $11,414,132 (2002 – $6,348,908) and has had recurring operating losses. Subsequent to year-end the Company has defaulted on the repayment of long-term debt which is secured by all the assets of the Company (note 9).

The Company's ability to continue as a going concern is dependent upon attaining and sustaining profitable operations and obtaining additional financing or restructuring its debt in order to fund its working capital deficiency and on-going operations. The Company's ability to attain profitable operations and positive cash flow in the future is dependent upon various factors including its ability to acquire new customer contracts, the success of management's continued cost reductions and general economic conditions.

There can be no assurance that the Company's efforts to restructure its debt and raise additional capital will be successful or that profitable operations and cash flows can be attained to meet the Company's working capital requirements. If the Company is unable to satisfy its working capital requirements from these sources, the Company's ability to continue as a going concern and to achieve its intended business objectives could be adversely affected.

These financial statements have been prepared on the basis that the Company will continue to meet its obligations in the ordinary course of business and do not reflect adjustments, such as revaluation to liquidation values and reclassification of balance sheet items, that would otherwise be necessary if the going concern assumption was not valid.

2. *Unrecorded amounts*

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002, were previously included in the future commitments disclosure and not recorded on the balance sheet. As a result, the Company retroactively restated the following as at and for the year ended May 31, 2002:

	As reported	Change	Restated
Production expense	$ 15,123,900	$ 557,715	$ 15,681,615
Net loss	$ (6,438,750)	$ (557,715)	$ (6,996,465)
Deficit, end of year	$ (5,791,193)	$ (557,715)	$ (6,348,908)
Long-term debt	$ 695,400	$ 557,715	$ 1,253,115

3. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles within the framework of the accounting policies summarized below:

In preparing the Company's consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. Significant areas requiring the use of management estimates include the useful lives of capital assets, the amount of investment tax credits to be received, the evaluation of impairment of long-term assets, the value of assets acquired and liabilities assumed in business combinations, and the provision for income taxes. Actual results could differ from those estimates.

a) Principles of consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Security Mailing Inc. ("SMI"), Innovative Communications Ltd. ("ICL"), Jones Direct Marketing Services Ltd. ("JDMSL") and Globel E-Seminar Inc. ("GES"). All intercompany balances and transactions are eliminated upon consolidation.

b) Inventory

Inventory is valued at the lower of cost, determined on a first-in, first-out basis, and net realizable value.

c) Capital assets

Capital assets are recorded at cost. Amortization is provided for using the following annual rates and methods:

Computer hardware	30%, declining balance
Computer software	50%, declining balance
Equipment	20%, declining balance
Office equipment	20%, declining balance
Vehicles	30%, declining balance
Leasehold improvements	5-6 years, straight-line

d) Revenue recognition

The Company records revenue from service contracts as services are provided. Included in inventory is $88,989 (2002 - $271,197) of work in progress at year end.

3. **Summary of significant accounting policies** (Continued)

e) Income taxes

Income taxes are accounted for using the asset and liability method of accounting for income taxes. Temporary differences arising from the differences between the tax basis of assets and liabilities and their respective carrying amounts on the balance sheet are used to calculate future income tax assets or liabilities. Future tax assets and liabilities are calculated using enacted or substantively enacted tax rates anticipated to apply when the asset is realized or the liability settled.

f) Investments

The Company uses the cost method to account for its investments, whereby the investment is recorded at its original cost and earnings from the investment are recognized only to the extent received or receivable.

Where there has been a permanent decline in value, the investment is stated at net realizable value.

g) Goodwill and intangible assets

Goodwill and intangible assets represents the excess of the cost of acquisitions over the attributed fair value of assets and liabilities acquired. Management reviews the valuation and unamortized portion of goodwill and intangible assets annually, taking into consideration the nature of the industry and the circumstances which might impair the value. The amount of impairment, if any, is determined based on estimated future undiscounted cash flows. Any permanent impairment in the value of goodwill is written off against earnings.

During 2002, the Company recorded an impairment provision of $3,178,423.

h) Per share amounts

Basic per share amounts are computed by dividing net income by the weighted average number of common shares outstanding for the period. Diluted per share amounts are calculated using the treasury stock method giving effect to the potential dilution that would occur if stock options or other dilutive instruments were exercised or converted to common shares. The treasury stock method assumes that any proceeds upon the exercise or conversion of dilutive instruments, for which market prices exceeds exercise price, would be used to purchase common shares at the average market price of the common shares during the period.

3. Summary of significant accounting policies (Continued)

i) Measurement uncertainty

The valuation of capital assets, and goodwill and intangible assets are based upon management's best estimate of the future recoverability of these assets. The amounts recorded for amortization of capital assets, and goodwill and intangible assets are based upon management's best estimate of the remaining useful life and period of future benefit of the related assets. The amount recorded for work in progress inventory is based upon management's best estimate of the percentage of completion of jobs in progress at year end.

The amounts disclosed relating to the fair value of stock options and warrants issued and the resulting income effect (note 12b) are based on estimates of the future volatility of the Company's share price, expected lives of the options, expected dividends and other relevant assumptions.

By their nature, these estimates are subject to measurement uncertainty and the effect on the consolidated financial statements from changes in such estimates could be significant.

j) Financial instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, factor line of credit, bank indebtedness, payables and accruals, convertible debentures, due to affiliate, and long-term debt. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

k) Cash and cash equivalents

Cash and cash equivalents are comprised of cash on hand, balances with banks and short-term deposits with a duration of three months or less. Bank borrowings are considered to be financing activities.

4. Change in accounting policy

The Company has a stock option plan as described in note 12.

Effective June 1, 2002, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") regarding accounting for stock-based compensation. As permitted by the CICA, the Company has applied this change for new awards granted on or after June 1, 2002. No restatement was required as a result of the adoption of the new recommendations.

Stock options and warrants granted to consultants are accounted for using the fair value method under which compensation expense is recorded based on the estimated fair value of the warrants at the grant date (Note 12b).

Stock options and warrants granted to employees, officers and directors are accounted for using the intrinsic value method, whereby no amount is recorded for stock options and warrants that have an exercise price equal to or greater than the fair value of the stock at the date options are granted. However, the pro forma effect of accounting for stock options granted, had the fair value-based method been used, is disclosed in the consolidated financial statements. Any consideration paid on exercise of stock options will be credited to share capital.

5. Capital assets

			2003
	Cost	Accumulated Amortization	**Net Book Value**
Computer hardware	$ 921,155	$ 601,900	**$ 319,255**
Computer software	975,447	844,477	**130,970**
Equipment	8,882,905	6,368,860	**2,514,045**
Office equipment	546,627	336,509	**210,118**
Vehicles	51,503	51,503	**-**
Leasehold improvements	1,093,290	853,933	**239,357**
	$ 12,470,927	$ 9,057,182	**$ 3,413,745**

5. Capital assets (Continued)

			2002
	Cost	Accumulated Amortization	Net Book Value
Computer hardware	$ 793,259	$ 492,483	$ 300,776
Computer software	950,744	726,966	223,778
Equipment	8,810,721	5,760,215	3,050,506
Office equipment	537,051	284,912	252,139
Vehicles	51,503	51,503	-
Leasehold improvements	1,074,076	724,343	349,733
	$ 12,217,354	$ 8,040,422	$ 4,176,932

During 2002, the Company recorded an impairment provision on the capital assets acquired in connection with the Inet acquisition in the amount of $520,342.

6. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ECS), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. This facility has replaced the former operating line of credit from TD Canada Trust (See Note 7). Under this new lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable.

7. Bank indebtedness

The Company had a credit facility to maximum of $2,500,000, bearing interest at prime plus 0.75%, due on demand. There was a General Security Agreement in first position on accounts receivable and inventory against the Company, ICL and SMI and a second charge on capital assets. This facility was terminated February 14, 2002 and the Company was permitted to borrow up to a maximum $1,750,000 under a forbearance agreement expiring May 1, 2002. In August 2002 the Company repaid $1,450,000 of the facility with the proceeds from the factor of its accounts receivable. Commencing September 1, 2002 the Company was required to repay the remaining facility in weekly payments of $19,027 plus interest at prime plus 1.5% until fully repaid. The balance outstanding was fully repaid as at December 27, 2002 and security was discharged.

8. **Long-term debt**	**2003**	2002 (Restated Note 2)
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$ **290,000**	$ 531,600
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in November 2003 with the balance remaining payable at that time	**438,184**	522,456
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in September 2005	**14,280**	20,400
Note payable, unsecured, relating to a court settlement repayable in monthly instalments of $5,000 commencing June 1, 2003 through to June 1, 2007 with a payment of $40,000 on October1, 2003	**280,000**	-
Refinancing of aged accounts payable, repayable in monthly principal instalments of $25,805, plus applicable interest, secured by leased equipment, and maturing in October 2007	**1,367,713**	557,715
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly instalments of $5,000 and maturing in October 2004	**85,000**	-
Long-term payable relating to a settlement, repayable in monthly instalments of $11,000 beginning June 2004 and maturing in May 2007, and is secured by the equipment	**385,000**	385,000
	2,860,177	2,017,171
Less portion due within one year	**(1,144,285)**	(764,056)
	$ **1,715,892**	$ 1,253,115

8. Long-term debt (Continued)

The term loans due in November 2003 and August 2004 are secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL and GDI subject to priorities of the other term loan lenders.

Future principal repayments are due as follows:

2004	$ 1,144,285
2005	571,678
2006	499,768
2007	482,161
2008	162,285

9. Convertible debentures

a) On July 31, 2000, the Company received $3,000,000 in financing by issuing a convertible debenture in order to fund the acquisition of JDMSL. The terms of the $3,000,000 convertible debenture issued by the Company include an interest rate of 8% per annum and further provide for the payment of bonus interest of $1,600,000 at maturity in the event that the issue is not converted into common shares. The convertible debenture matures three years from issue and is convertible at the option of the holder into common shares of the Company at an exercise price of $2.00 per common share for the first two years of the term and $2.50 per common share in the final year. Additionally, as part of the financing, the Company issued 300,000 warrants convertible into common shares of the Company at an exercise price of $2.25 per warrant. Pursuant to the convertible debenture, the Company had the right to settle the debenture with share consideration after eighteen months from the closing date if an average of 20,000 common shares per day had traded, for twenty consecutive days, on a recognized stock exchange at an average price of $3.50, increasing at $4.00 twenty-four months after the date of closing.

The convertible debenture is secured by all assets of the Company and was subordinate to the security provided under the operating loan (See Note 7).

As at May 31, 2003, it is unlikely the Company will be able to exercise its right to settle the convertible debenture with shares. Since the Company is not likely to be able to force conversion of the debenture the bonus interest of $1,600,000 will be payable at maturity, and therefore, has been recorded as a liability at May 31, 2003.

9. Convertible debentures (Continued)

On July 31, 2003, the Company defaulted on the repayment of the principal of $3,000,000 and the bonus interest of $1,600,000. Management is currently working with the lender to restructure the debt.

b) On February 8, 2002 the Company received $900,000 in financing by issuing a convertible debenture. The debenture matures May 9, 2005, bears interest at 8% per annum payable semi-annually, and was convertible at the option of the holder into common shares of the Company at an exercise price of $0.30 from February 8, 2003 to February 8, 2004, $0.40 to February 8, 2005 and $0.50 to May 9, 2005. The Company had the right to settle the debenture with share consideration after February 8, 2003 if an average of 50,000 common shares had traded per day for twenty consecutive trading days on the TSX Venture Exchange at a price greater than $0.50, increasing to $0.60 after February 8, 2004 prior to May 9, 2005.

On April 8, 2003 the Company reached a conversion agreement with all debenture holders to convert all debentures at $0.12 per common share which resulted in the issuance of 7,500,006 common shares.

Included in the conversion was $175,000 in principal and $13,129 in interest payable to a director, and companies controlled by an officer, and a director.

10. Income taxes

The significant components of future income tax assets and liabilities at May 31 are as follows:

	2003	2002
Future income tax assets:		
Cumulative eligible capital	$ 243,781	$ 282,479
Income tax losses	2,090,000	537,305
	2,333,781	819,784
Future income tax liabilities:		
Capital assets	(427,094)	(614,592)
Net future tax asset	1,906,687	205,192
Valuation allowance	(1,906,687)	(205,192)
	$ -	$ -

Globel Direct, Inc.
Notes to the Consolidated Financial Statements
May 31, 2003

10. Income taxes (Continued)

The provision for income taxes differs from that calculated using the Canadian statutory rate due to the following:

	2003	2002
Canadian statutory rate	**38%**	41%
Income taxes (recovery) based on statutory rates	**$ (1,924,785)**	$ (2,868,551)
Non-deductible expenditures	**42,660**	32,497
Amortization of assets with no tax basis	**-**	1,303,153
Other	**180,630**	314,622
Valuation allowance	**1,701,495**	205,192
	$ -	$ (1,013,087)

As at May 31, 2003 the Company has non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. Unless sufficient taxable income is earned these losses expire as follows:

2007	$ 14,000
2008	2,000
2009	1,045,000
2010	4,439,000

11. Share capital

a) Authorized:

Unlimited number of Common shares
Unlimited number of First preferred non-cumulative shares
Unlimited number of Second preferred non-cumulative shares
Unlimited number of Series A convertible non-cumulative non-voting first preferred shares
Unlimited number of Series A non-cumulative non-voting second preferred shares

11. Share capital (Continued)

b) Issued

	2003		2002	
	Number	**Stated Value**	Number	Stated Value
Common shares:				
Balance, beginning of year	**16,945,766**	**$ 3,867,771**	16,930,766	$ 3,861,771
Issued to acquire assets	**-**	**-**	15,000	6,000
Issued for debenture interest payment	**521,786**	**65,043**	-	-
Issued to retire convertible debentures	**7,500,006**	**900,000**	-	-
Issued on conversion of shareholder loans	**3,999,999**	**480,000**	-	-
Issued for cash	**5,166,661**	**619,999**	-	-
Balance, end of year	**34,134,218**	**$ 5,932,813**	16,945,766	$ 3,867,771
Series A Second Preferred shares:				
Balance, beginning of year	**249,914**	**$ 132,810**	223,788	$ 114,132
Redeemed for cash	**-**	**-**	(57,739)	(24,093)
Adjustment	**-**	**-**	83,865	42,771
Balance, end of year	**249,914**	**$ 132,810**	249,914	$ 132,810
Less: share issuance costs (net of tax benefit of $228,828; 2002 - $228,828)		**$ 332,276**		$ 314,138
Share capital, end of year		**$ 5,733,347**		$ 3,686,443

11. Share capital (Continued)

c) Warrants

	Number		Exercise Price	Expiry
Warrants	250,000	$	0.20	March 13, 2004
Warrants	250,000	$	0.15	August 9, 2005
Warrants	325,000	$	0.15	March 25, 2005
Warrants	150,000	$	0.25	January 24, 2006
	975,000			

The Company granted $725,000 (2002 – $250,000) warrants to purchase common shares during the year. On July 31, 2002, 300,000 warrants exercisable at $2.25 expired unexercised.

d) On July 23, 2001, the Company received approval from the Canadian Venture Exchange to make a normal course issuer bid to purchase up to 847,288 of its issued and outstanding common shares between July 23, 2001 and July 22, 2002. No common shares were purchased.

e) Per share amounts are calculated based on the weighted average number of common shares outstanding during the year of 18,972,047 (2002 – 16,944,821). Diluted per share amounts have not been presented as they are anti-dilutive.

12. Stock-based compensation

a) Stock-based compensation plan

Under the employee stock option plan, the Company may grant options to its officers, directors, employees and consultants for up to 10% of the issued common shares. Options granted under the plan have a maximum term of 5 years, with vesting terms and conditions determined by the board of directors when granted. The exercise price of each option shall be no less than the market price of the Company's shares at the grant date of the options.

12. Stock-based compensation (Continued)

A summary of the status of the Company's employee stock option plan as of May 31, 2003 and 2002 and changes during the years then ended is as follows:

	2003		2002	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Outstanding, beginning of year	**1,285,098**	**$ 1.03**	1,304,298	$ 1.23
Granted	**-**	**-**	200,000	0.30
Cancelled	**(179,000)**	**1.37**	(219,200)	1.49
Outstanding, end of year	**1,106,098**	**$ 0.96**	1,285,098	$ 1.03
Options exercisable, end of year	**1,106,098**	**$ 0.96**	1,085,098	$ 1.17

For various price ranges, weighted average characteristics of outstanding employee stock options at May 31, 2003, which expire between June 12, 2003 and March 15, 2006, are as follows:

Exercise Prices	Number Outstanding May 31, 2003	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number Exercisable May 31, 2003	Weighted Average Exercise Price
0.20	255,000	0.1	$ 0.20	255,000	$ 0.20
0.30	200,000	1.9	$ 0.30	200,000	$ 0.30
0.35	46,098	0.4	$ 0.35	46,098	$ 0.35
1.25	206,000	2.7	$ 1.25	206,000	$ 1.25
1.70	399,000	1.8	$ 1.70	399,000	$ 1.70
	1,106,098		$ 0.96	1,106,098	$ 0.96

12. Stock-based compensation (Continued)

b) Stock-based compensation expense

CICA Handbook Section 3870 "Stock-based Compensation", establishes financial accounting and reporting standards for stock-based employee compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. During the year the Company granted a total of 725,000 warrants with exercise prices ranging from $0.15 to $0.25. The warrants have a two year, or three year term and vested immediately. The warrants were granted to external consultants, or to officers and directors acting in a consulting capacity and therefore, are required to be recorded as an expense in the period issued. The fair value of the issued warrants was estimated to be $62,914, which was recorded as a general and administrative expense during 2003, with an equal amount credited to contributed surplus.

The weighted average fair market value of warrants granted for the year ended May 31, 2003 was $0.09 per warrant. The fair value of each option granted was estimated on the date of grant using the Modified Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate	3.4% to 3.8%
Estimated hold period prior to exercise (years)	2 to 3 years
Volatility in the price of the Company's shares	104% to 147%

13. Supplemental cash flow information	2003	2002
Change in non-cash working capital:		
Accounts receivable	**$ 342,855**	$ 3,559,084
Prepaids and inventory	**588,956**	274,850
Payable and accruals	**298,914**	(539,262)
Postage advances	**(363,007)**	148,817
Income taxes payable (recoverable)	**354,515**	(389,789)
	$ 1,222,233	$ 3,053,700
Other items:		
Interest paid in cash	**$ 995,492**	$ 448,066
Income tax expense (recovery) paid (received) in cash	**$ (330,023)**	$ 299,989
Interest paid by issuance of common shares	**$ 65,043**	$ -
Debentures paid by issuance of common shares	**$ 900,000**	$ -
Shareholder loans converted to common shares	**$ 480,000**	$ -

14. Commitments

Under the terms of operating leases for premises, including operating costs, and equipment, the Company is obligated to make the following minimum rental payments:

	Premises	Equipment	Total
2003	$ 546,131	$ 914,460	$ 1,460,591
2004	459,390	724,233	1,183,623
2005	283,459	477,022	760,481
2006	207,600	499,920	707,520
2007 and thereafter	258,765	2,914,305	3,173,070
	$ 1,755,345	$ 5,529,940	$ 7,285,285

15. Related party transactions

During the year, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $369,964 (2002 - $354,204) to a company with common officers, directors and shareholders, of which $64,907 (2002 - $85,518) is included in accounts receivable.

b) Incurred financing fees totalling $22,500 and issued 225,000 warrants to directors of the Company for providing guarantees on a letter of credit. This is included in accounts payable at May 31, 2003.

c) Received and repaid a loan of $60,000 from a company with common officers, directors and shareholders.

d) Received loans totalling $300,000 from a director and a company controlled by a director that were subsequently converted into common shares at $0.12 per share

e) Paid interest in the amount of $6,945 to a company with common officers, directors and shareholders and $5,882 to a company controlled by a director for interim financing.

f) Received and repaid cash advances during the year totalling $1,156,511 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing.

82-5084

15. Related party transactions (Continued)

g) The amount due to shareholder of $45,000 (2002 - $50,000) plus interest of $2,500 is due to an employee of the Company.

h) The amount due to affiliates of $75,000 (2002 - $75,000) is due to a company controlled by a director, bearing interest at 8% and maturing in February 2005.

These transactions were measured at the exchange amounts which was the amount of consideration established and agreed upon by the related parties.

16. Financial instruments

a) Fair values

The fair values of the Company's accounts receivable, operating loan, payables and accruals and postage advances approximates their carrying values due to their short-term maturity.

The fair values of the long-term debt approximate their carrying values.

The fair value of the convertible debenture approximates it's carrying value.

b) Credit risk

The Company's maximum credit risk exposure is limited to the carrying value of accounts receivable of $3,873,211 (2002 - $4,216,066).

c) Interest rate risk

The Company is exposed to interest rate risk to the extent that the operating loan and long-term debt bear interest at floating interest rates.

17. Subsequent events

a) Subsequent to year end, the Company was notified by their legal counsel that a former employee has filed a constructive dismissal suit against the Company. The total claim is in excess of $500,000. Management has indicated the claim is without merit and they have complied with the employment law.

b) In a letter of intent dated September 10, 2003, the Company has agreed in principle to sell certain customer accounts and relationships, inventory, net of related accounts payable, certain capital assets and employee contracts for consideration of $2,000,000, an exchange of payables and receivable between Globel Direct, Inc. and the purchaser, and a proportionate share from an earn-out arrangement.

This letter of intent is contingent upon the purchaser closing an additional letter of intent dated July 14, 2003 with another company. The closing of the additional letter of intent is outside of management's control and the probability of closing the sale is not determinable at this time.

18. Comparative figures

The presentation of certain accounts of the previous year has been changed to conform with the presentation adopted for the current year.

82-5084

Corporate Information

Board of Directors

JR Richardson
President and Chief Executive Officer
Globel Direct, inc.
Calgary, Alberta

Daryl H. Gilbert
President
Gilbert Lautsen, Jung Associates Ltd.
Calgary, Alberta

R. David Webster
Manager, Pipeline Integrity
Colt Engineering Corporation
Calgary, Alberta

Management

JR Richardson
President and Chief Executive Officer

Sandi K. Gilbert
Senior Vice President, Strategy

Leslie R. Byle
Chief Financial Officer

Investor Relations Contact

Kim Rayner
Globel Direct, inc.
1-800-551-5721
Phone 403-531-6550

Corporate Headquarters

1324 – 36 Avenue N.E.
Calgary, Alberta T2E 8S1
1- 800- 551-5721
Phone 403 531-6550
Fax 403-531-6560
www.globel.com

Transfer Agent

CIBC Mellon Trust Company
Calgary, Alberta

Legal Counsel

McLeod & Company
Calgary, Alberta

Auditors

Grant Thornton LLP
Calgary, Alberta

Stock Listing

TSX Venture Exchange
Trading Symbol: GBD

82-5089

03 NOV 14 AM 7:21

GLOBEL
DIRECT

Globel Direct, inc.

Quarterly Interim Report

First Quarter ended August 31, 2003

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's first quarter ended August 31, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

Revenue

Revenue in the first quarter ended August 31, 2003 decreased by 23% to $3.5 million compared to $4.5 million in 2002. The decrease primarily results from sales declines in Canadian direct marketing services and domestic direct mail operations, as customers deferred spending decisions as a result of current macroeconomic and geopolitical conditions.

Expenses

Expenses in the first quarter of it's fiscal year 2004 were $3.7 million compared to $5.5 million in 2002, a decrease of 28%. Production expenses decreased to $2.3 million in 2003 from $3.2 million in 2002 yielding a gross margin of 33% as compared to 29% in 2002. Administration, selling and marketing expenses have also decreased in the first quarter to $1.4 million from $1.9 million in 2002. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest and Amortization

Interest expense for the first quarter has increased to $0.26 million from $0.20 million in the year prior due to the higher borrowing costs the Company was required to pay to support it's debt financings.
Amortization expense for the first quarter has decreased to $0.20 million for the quarter from $0.25 million for the prior year due to the Company's lower asset base resulting from it's declining balance method used to calculate amortization expense.

Income Taxes

Due to losses from operation, the Company has not recorded any tax effect for the first quarter. As at May 31, 2003 the Company has non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's first quarter of 2.1 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.60 versus 0.76 from the fiscal year end. The decrease in working capital was primarily due to the Company's high cost of debt and operating losses for the quarter.

Globel Direct entered into a new lending arrangement with Express Commercial Services (ECS) during it's first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its first quarter, the amount currently owed to ECS was $0.7 million.

The Company is currently in negotiations to restructure its Convertible Debenture with Roynat Capital Inc, the holder of the $3,000,000 Convertible Debenture and its accompanying $1,600,000 of bonus interest.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Outlook

The Corporation expects this fiscal year to recover to profitability as the balance of the fiscal year progresses.

Q1 - 2004F

GLOBEL DIRECT, INC.

Consolidated Statement of Income

(unaudited)

	3 months ended August 31	
	2003	**2002**
Revenues		
Revenues from operations	**$ 3,472,531**	$ 4,465,244
Expenses		
Production	**$ 2,312,817**	$ 3,180,782
Administration	**1,069,123**	1,524,932
Selling & Marketing	**309,267**	399,952
Total expenses	**$ 3,691,207**	$ 5,105,666
Income (loss) from Operations	**$ (218,676)**	$ (640,422)
Bank charges & Interest expense	**263,545**	198,503
Amortization expenses	**202,568**	254,929
Earnings before taxes	**$ (684,789)**	$ (1,093,854)
Income taxes	**-**	-
Net earnings (loss)	**$ (684,789)**	$ (1,093,854)
Deficit, beginning of year	**(11,414,132)**	(5,791,193)
Net loss	**(684,789)**	(1,093,854)
	-	-
Deficit, end of year	**$ (12,098,921)**	$ (6,885,047)
Earnings per share (note 3 c)	**$ (0.02)**	$ (0.06)

82-5089

GLOBEL DIRECT, INC.
Consolidated Balance Sheets
(unaudited)

	Fiscal Period ended	
	August 31 2003	**May 31 2003**
ASSETS		
Current Assets		
Cash	$ 48,366	$ 163,211
Accounts Receivable	2,332,158	3,873,211
Inventory	191,089	246,733
Deposits and prepaid expenses	569,340	449,979
Total Current Assets	$ 3,140,953	$ 4,733,134
Capital assets	3,214,170	3,413,745
Investments at cost	24,471	24,471
Total Assets	$ 6,379,594	$ 8,171,350
LIABILITIES		
Current Liabilities		
Factor line of credit	676,485	1,125,966
Payables and accruals	3,700,121	4,036,574
Postage advances	856,093	1,046,504
Due to shareholder	45,000	45,000
Total current before long-term debt/debentures	$ 5,277,699	$ 6,254,044
Current portion of long-term debt	1,144,285	1,144,285
Convertible debentures	4,600,000	4,600,000
Total Current Liabilities	$ 11,021,984	$ 11,998,329
Due to affiliate	75,000	75,000
Long-term debt	1,585,270	1,715,892
Total Liabilities	$ 12,682,254	$ 13,789,221
SHAREHOLDERS' EQUITY		
Share capital	5,733,347	5,733,347
Contributed surplus	62,914	62,914
Retained earnings	(12,098,921)	(11,414,132)
Total Shareholders' Equity	$ (6,302,660)	$ (5,617,871)
Total Liabilities & Equity	$ 6,379,594	$ 8,171,350

GLOBEL DIRECT, INC.

Consolidated Statements of Cash Flows

(unaudited)

	3 months ended August 31	
	2003	**2002**
OPERATING ACTIVITIES		
Net income (loss)	$ **(684,789)**	$ (1,093,854)
Items not affecting cash:		
Depreciation, amortization	**202,568**	254,929
Funds provided by (used in) operating activities	**(482,221)**	(838,925)
Changes in operating assets and liabilities:		
Accounts receivable	**1,541,053**	689,808
Prepaids and inventory	**(63,717)**	737,051
Accounts payable and accrued liabilities	**(221,453)**	(1,388,089)
Postage advances	**(190,411)**	307,618
Changes in operating assets and liabilities	**1,065,472**	346,388
Cash provided by (used in) operating activities	$ **583,251**	$ (492,537)
FINANCING ACTIVITIES		
Proceeds from factor line of credit, net	$ **(449,482)**	$ 1,412,992
Repayment of bank indebtedness	-	(1,590,531)
Proceeds from long-term debt		538,776
Repayment of long-term debt	**(245,622)**	(90,751)
Issuance of common shares, net of issue costs	-	-
Cash provided by financing activities	$ **(695,104)**	$ 270,486
INVESTING ACTIVITIES		
Purchase of property and equipment	$ **(2,992)**	$ (144,642)
Cash used in investing activities	$ **(2,992)**	$ (144,642)
Decrease (increase in bank indebtedness)	$ **(114,845)**	$ (366,693)
Cash (bank indebtedness), beginning of period	$ **163,211**	$ 400,937
Cash (bank indebtedness), end of period	$ **48,366**	$ 34,244

82-5089

Notes to Consolidated Financial Statements
For period of three months ended August 31, 2003 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's first quarter ended August 31, 2002:

	As reported	Change	Restated
Production expense	$ 2,642,006	$ 538,776	$ 3,180,782
Income tax recovery	$ (228,812)	$ 228,812	$ -
Net loss	$ (326,266)	$ (767,588)	$(1,093,854)
Deficit, August 31, 2002	$(6,117,459)	$ (767,588)	$(6,885,047)
Long-term debt	$ 636,000	$ 538,776	$ 1,174,776

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares

Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Balance, August 31, 2003	34,134,218	$5,733,347

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2002 – 16,945,766). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At August 31, 2003 the amount borrowed to ECS was $676,485.

6. Long Term Debt	Aug 31/03	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$290,000	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in November 2003 with the balance remaining payable at that time	$416,507	$438,184
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in		

september 2005	$12,750	$14,280
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a payment of $40,000 on October 1, 2003	$265,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007	$1,290,298	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004	$70,000	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning June 2004 and maturing in May 2007, and is secured by the equipment	$385,000	$385,000
	$2,729,555	$2,860,177
Less: portion due within one year	1,144,285	$1,144,285
	$1,585,270	$1,715,892

The term loans due in November 2003 and August 2004 are secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Related Party transactions

During the first quarter, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $78,750. to a company with common officers, directors and shareholders, of which $59,754 is included in accounts receivable.

b) Received and repaid cash advances during the quarter totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing.

8. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Leslie R. Byle	- Chief Financial Officer

FORM 51-901F

Quarterly Report

Incorporated as part of:	________ Schedule A
	X Schedules B & C
ISSUER DETAILS:	
NAME OF ISSUER:	Globel Direct, inc.
ISSUER ADDRESS:	1324 – 36 Ave Calgary, Alberta T2E 8S1
ISSUER PHONE:	403-531-6550
ISSUER FAX:	403-531-6560
CONTACT PERSON:	Leslie Byle
CONTACT'S POSITION:	Chief Financial Officer
CONTACT PHONE NUMBER:	403-531-6572
FOR QUARTER ENDED:	August 31, 2003
DATE OF REPORT:	October 30, 2003
CONTACT EMAIL ADDRESS:	leslie.byle@globel.com
WEB SITE ADDRESS:	www.globel.com

CERTIFICATE

THE THREE SCHEDULES REQUIRED TO COMPLETE THIS REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT.

R. David Webster	"R. David Webster"	October 30, 2003
NAME OF DIRECTOR		DATED
Daryl H. Gilbert	"Daryl Gilbert"	October 30, 2003
NAME OF DIRECTOR		DATED

Schedule B – Supplementary Information

Notes to Consolidated Financial Statements
For period of three months ended August 31, 2003 (unaudited)

1. Basis of Presentation

These consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles. The same policies as described in the latest annual report have been used. However, these consolidated financial statement do not include all disclosures required under generally accepted accounting principles and accordingly should be read in connection with the consolidated financial statements and the notes thereto included in the Corporation's latest Annual report.

2. Unrecorded amounts

Certain transactions relating to the refinancing of lease commitments payable for the year ended May 31, 2002 were previously included in the future commitments disclosure and not recorded on the balance sheet. The Company has also restated its tax position as no taxes were deemed as payable or recoverable for the year ended May 31, 2003. As a result, the Company retroactively restated the following as at it's first quarter ended August 31, 2002:

	As reported	Change	Restated
Production expense	$ 2,642,006	$ 538,776	$ 3,180,782
Income tax recovery	$ (228,812)	$ 228,812	$ -
Net loss	$ (326,266)	$ (767,588)	$(1,093,854)
Deficit, August 31, 2002	$(6,117,459)	$ (767,588)	$(6,885,047)
Long-term debt	$ 636,000	$ 538,776	$ 1,174,776

3. Significant Accounting policies

There have been no changes from policies in effect as @ May 31, 2003, the Corporations latest annual report.

4. Share Capital
   a. Authorized:

      Unlimited number of Common shares
      Unlimited number of First preferred non-cumulative shares
      Unlimited number of Second preferred non-cumulative shares
      Unlimited number of Series A convertible non-cumulative non-voting first preferred shares

Unlimited number of Series A non-cumulative non-voting second preferred shares

b. Issued:

	Number of Shares	Amount
Balance , May 31, 2003	34,134,218	$5,733,347
Balance, August 31, 2003	34,134,218	$5,733,347

c. Earnings per share is calculated based on the weighted average number of Common shares outstanding during the year of 34,134,218 (2002 – 16,945,766). Diluted earnings per share have not been presented as they are not materially dilutive.

5. Factor line of credit

Effective July 27, 2002, the Company entered into an agreement for a revolving line of credit to fund its operations from Express Commercial Services (ESC), in exchange for a first charge against the Company's accounts receivables, a general security agreement and postponement of all shareholder loans. Under this lending facility, the Company can borrow a maximum of $5,000,000, based on good quality, fully earned and undisputed accounts receivable acceptable to ECS. The Company will receive in advance up to 75% of accounts receivable purchased by ECS, with the remainder received as collected by ECS, net of interest and service charges. This lending facility bears a discount rate of $0.93 per day per $1,000 of factored receivables and carries an equivalent interest rate of 34% per annum on outstanding accounts receivable. At August 31, 2003 the amount borrowed to ECS was $676,485.

6. Long Term Debt	Aug 31/03	May 31/03
Five year term loan, repayable in monthly payments of $19,800 plus interest at the lenders floating base rate plus 3.25% per annum, plus an administration fee of $3,800 per month for the term of the loan, maturing in August, 2004	$290,000	$290,000
Term loan, repayable in blended monthly payments of $15,000 including interest at 2% per month for the term of the loan, maturing in November 2003 with the balance remaining payable at that time	$416,507	$438,184
Term loan, repayable in monthly principal installments of $510 plus interest at the lenders floating rate plus 3% per annum, maturing in		

september 2005	$12,750	$14,280
Note payable, unsecured, relating to a court settlement repayable in monthly installments of $5,000 commencing June 1, 2003 through June 1, 2007, with a payment of $40,000 on October 1, 2003	$265,000	$280,000
Refinancing of aged accounts payable, repayable in monthly principal payments of $25,805 plus applicable interest, secured by leased equipment, and maturing in October 2007	$1,290,298	$1,367,713
Long-term payable, unsecured, relating to the sale of leased equipment repayable in monthly installments of $5,000 and maturing in October 2004	$70,000	$85,000
Long-term payable relating to a settlement, repayable in monthly installments of $11,000 beginning June 2004 and maturing in May 2007, and is secured by the equipment	$385,000	$385,000
	$2,729,555	$2,860,177
Less: portion due within one year	1,144,285	$1,144,285
	$1,585,270	$1,715,892

The term loans due in November 2003 and August 2004 are secured by debentures having a floating charge on all assets of the Company and a fixed and specific mortgage on all real and immovable property and guarantees from SMI, ICL, and JDMSL.

The term loan due in September 2005 is secured by a General Security Agreement over all current and after-acquired personal property of SMI, ICL, and GDI subject to priorities of the other term loan lenders.

7. Related Party transactions

During the first quarter, the Company had the following transactions with related parties:

a) Paid rent and operating costs in the amount of $78,750. to a company with common officers, directors and shareholders, of which $59,754 is included in accounts receivable.

82-5089

b) Received and repaid cash advances during the quarter totaling $387,828 from a director and a company controlled by a director. These advances were provided to supplement existing operating lines of credit and were non-interest bearing.

8. Directors and Officers of the Company

J.R. Richardson	- President, Chief Executive Officer, Director
Daryl H. Gilbert	- Director
R. David Webster	- Director
Sandi K. Gilbert	- Senior Vice President, Strategy
Leslie R. Byle	- Chief Financial Officer

Schedule C

Management's Discussion & Analysis

The following discussion and analysis is management's assessment of Globel's historical financial and operating results and should be read in conjunction with the unaudited consolidated financial statements of the Company for it's first quarter ended August 31, 2003.

Major Transactions Affecting Financial Results

The economic slowdown has continued to keep revenues suppressed, however, the Company remains focused on managing its cost structure to keep pace with those revenue levels.

Revenue

Revenue in the first quarter ended August 31, 2003 decreased by 23% to $3.5 million compared to $4.5 million in 2002. The decrease primarily results from sales declines in Canadian direct marketing services and domestic direct mail operations, as customers deferred spending decisions as a result of current macroeconomic and geopolitical conditions.

Expenses

Expenses in the first quarter of it's fiscal year 2004 were $3.7 million compared to $5.5 million in 2002, a decrease of 28%. Production expenses decreased to $2.3 million in 2003 from $3.2 million in 2002 yielding a gross margin of 33% as compared to 29% in 2002. Administration, selling and marketing expenses have also decreased in the first quarter to $1.4 million from $1.9 million in 2002. The Company continues to seek ways to lower its operating costs and put greater emphasis on the profitability of its contracts.

Interest and Amortization

Interest expense for the first quarter has increased to $0.26 million from $0.20 million in the year prior due to the higher borrowing costs the Company was required to pay to support it's debt financings.
Amortization expense for the first quarter has decreased to $0.20 million for the quarter from $0.25 million for the prior year due to the Company's lower asset base resulting from it's declining balance method used to calculate amortization expense.

Income Taxes

Due to losses from operation, the Company has not recorded any tax effect for the first quarter. As at May 31, 2003 the Company has non-capital losses aggregating to approximately $5.5 million, the related benefit of these losses has not been recognized in the financial statements. These losses expire beginning in 2007.

Liquidity and Capital Resources

Working capital (defined as current assets minus current liabilities excluding current portion of long-term debt and convertible debentures) was in a negative position at the end of it's first quarter of 2.1 million, compared to a negative position of $1.5 million at its recent year ended May 31, 2003, yielding a working capital ratio of 0.60 versus 0.76 from the fiscal year end. The decrease in working capital was primarily due to the Company's high cost of debt and operating losses for the quarter.

Globel Direct entered into a new lending arrangement with Express Commercial Services (ECS) during it's first quarter of 2002. This lending arrangement involves the assignment of Globel Direct's accounts receivable to ECS. At the end of its first quarter, the amount currently owed to ECS was $0.7 million.

The Company is currently in negotiations to restructure its Convertible Debenture with Roynat Capital Inc, the holder of the $3,000,000 Convertible Debenture and its accompanying $1,600,000 of bonus interest.

Risks and Uncertainties

The market for the Company's direct marketing and business communications solutions is highly competitive, characterized by ongoing technological development and rapid changes in customer requirements. The Company's future success will depend upon its ability to continue to enhance its current products and to develop and introduce, in a timely manner, new products that take advantage of technological advances and respond to new customer requirements. It is necessary for the Company to raise additional funds to support current operations and future growth.

Outlook

The Corporation expects this fiscal year to recover to profitability as the balance of the fiscal year progresses.